On October 30, 2015, Calvert VP Investment Grade Bond Index Portfolio and Calvert VP Nasdaq 100 Index Portfolio each launched Class F shares.

Class F shares are sold without any initial sales load or contingent deferred sales load. Class F, however, has a distribution fee, which will not exceed, on an annual basis, 0.25% of the average daily net assets attributable to the Class F shares of the Portfolio. Like other classes of the Portfolio, the Portfolio offers Class F shares only for purchase by insurance companies for allocation to their separate accounts.